December 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Tillan and Michelle Miller

Re:	Digihost Technology Inc. Form 20-F for the Fiscal Year Ended December 31, 2023 Response Letter dated November 13, 2024 File No. 001-40527

Dear Mses. Tillan and Miller:

This letter is being furnished on behalf of Digihost Technology Inc. (the “Corporation”) in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission” and, the staff of the Commission, the “Staff”) by letter dated November 13, 2024 (the “Letter”) relating to the Corporation’s annual reports on Form 20-F for the fiscal years ended December 31, 2022 and December 31, 2023 (the “2023 20-F”). This letter provides supplemental responses to the Staff’s comment nos. 3 and 4 of the Letter, as requested by the Staff via a teleconference call on December 18, 2024. For convenience, the Staff’s comment nos. 3 and 4 are repeated below, followed by our supplemental response thereto. The responses contained herein are keyed to the numbers of the comments in the Letter, which appear in italics below for convenience. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2023 20-F, and all dollar amounts are expressed in United States dollars (“USD” or “$”).

Form 20-F for the Fiscal Year Ended December 31, 2023

3.	We note your response to prior comment 10 and are unable to agree. Please revise to classify cash payments for and cash receipts from the purchase and sale of intangibles and or digital assets as investing activities consistent with the requirements of IAS 7.16 (a) and (b).

Response: As a supplement to our response contained in our letter dated November 27, 2024 (the “Response Letter”), in light of the Staff’s comment, the Corporation is preparing to file an amended 2023 20-F in which, among other things, the Corporation will file restated financial statements for the year ended December 31, 2023 to classify cash payments for and cash receipts from the purchase and sale of intangibles and or digital assets as investing activities consistent with the requirements of IAS 7.16 (a) and (b).

Note 2. Material Accounting Policies
Revenue Recognition, page F-9

4.	We note that you received bitcoin from a mining operations agreement, colocation services agreements and electricity sales agreements. Please address the following with a view towards enhanced disclosures in future filings:

●	Tell us where your mining operations agreement revenue is recognized in your statements of comprehensive income.

December 27, 2024

●	Provide us with a summary of your colocation service and electricity sales agreements, including the rights and obligations of each party, and tell us the related amounts recognized in your financial statements.

●	Tell us how revenues recognized of $1.7m and $3 million from colocation service and for electricity sales, respectively, reconcile to the bitcoin received of $.2 million and $.5 million as disclosed in your digital asset rollforward on page F-18.

●	Tell us how amounts under the terms of the colocation service and electricity sales agreement are determined and settled.

●	We note you previously had lease and hosting agreements until February 2023. Explain to us the differences in the services you now provide under the mining operations agreement and colocation services and electricity sales agreements compared to prior lease and hosting agreements.

Response: As a supplement to our response contained in the Response Letter, we are furnishing the following additional information:

1.	As it pertains the Corporation’s colocation services agreements, each counterparty with which the Corporation has executed such an agreement is allowed the opportunity to select the mining pool(s) to which the computing power will be directed and from which the mining rewards will be received (e.g., Foundry pools). The Corporation is responsible for connecting the miners to the pool(s) and related monitoring. If the relevant counterparty wants to change or switch pools, they will have to request that of the Corporation, which is obligated to effectuate such change.

2.	Excerpts of the termination provisions included in the Corporation’s colocation services agreements are included below.

Agreement 1:

Each of the parties shall have the right to terminate this Agreement upon written notice in the event (i) of any change in applicable law, regulation, decision, rule or order that materially increases the costs or other terms of delivery of the obligations required under this Agreement and this Agreement cannot be amended such that the Corporation can continue to reasonably provide the services contemplated herein without materially changing the economics of this Agreement as between the parties; (ii) a party is unable to pay its financial obligations when due, becomes subject to insolvency proceedings, applies for or institutes insolvency proceedings or offers or makes an arrangement with its creditors generally, or if a third-party applies for insolvency proceedings against such party and such proceedings are not stayed or discharged within thirty (30) days, unless such proceeding is dismissed due to insufficiency of assets; or (iii) the other party fails to perform or otherwise breaches a material obligation under this Agreement and such breach is either not susceptible to being cured or is not being cured within ten (10) business days after the breaching party becomes aware of such breach.

December 27, 2024

“Force Majeure Event” means any event that is beyond Corporation’s reasonable control and not otherwise contemplated by Corporation’s reasonably designed disaster recovery plan, including, but not limited to, acts of war, issues with import/export restrictions, unforeseeable and unmitigable lack of electricity supplies, blackouts, brownouts, power shortages, government regulations, severe weather (including blizzards and other similar items), disease, or epidemic or pandemic (where an epidemic or pandemic has been declared at the Premises by the Center for Disease Control or the World Health Organization), where such disease, epidemic, or pandemic causes a government-mandated shutdown of Corporation or the Premises. (ii) Partner has the right to terminate this Agreement if in three (3) months out of the trailing twelve (12) month-period, the uptime during each such month was less than 95%, as set forth in paragraph 2(b). If uptime drops below 90%, caused by any reason for any consecutive twenty (20) days, Partner may terminate this Agreement and relocate the Miners to any third-party host at Partner’s sole and absolute discretion. (iii) Either party may terminate this Agreement for any reason and without cause, with sixty (60) days prior written notice to the other party.

Agreement 2:

A. Either Party may terminate this Agreement upon the other Party’s Event of Default provided that i) the non-breaching party provides the breaching party written notice of the material breach with sufficient detail to allow the breach to be cured and ii) allows the claimed breaching party at least thirty (30) days to cure the claimed breach. Termination pursuant to this Section 6.3.A shall become effective on the thirtieth day following written notice given in accordance with this section if the material breach remains uncured.

B. Customer may terminate this Agreement with immediate effect in accordance with Section 2.7 (uptime and minimum service level parameters) or Section 11.9 (Force Majeure Events).

C. Customer may voluntarily terminate this contract after a minimum period of six (6) months from the Effective Date, provided that written notice of termination is provided to the Service Provider at least forty-five (45) days in advance of the intended termination date.

3.	Pertaining the Corporation’s singular agreement that constitutes the Sale of electricity revenue line, pursuant to the underlying agreement, the “Operator agrees to accept a minimum of 22MW of Energy capacity on a 24/7 basis at the Delivery Point (the “Minimum Usage Amount”), unless Operator and the Corporation mutually agree in writing to a lesser minimum usage amount due to economic or other reasons.” On this basis, the Corporation respectfully submits that the counterparty is not contractually permitted to unilaterally turn off the miners at its election and must instead reach an agreement with the Corporation before any such action may be taken.

4.	Regarding the Miner lease and hosting agreement expense line item of $638,689 in the Cost of Digital Currency Mining section of the income statement, that is a gross expense line item (i.e., not net of revenue).

*     *     *     *     *

December 27, 2024

In connection with responding to the Staff’s comments, the Corporation acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in the Corporation’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

The Corporation believes that the responses above fully address the comments contained in your Letter. If you have any questions regarding the 2023 20-F or the above responses, please contact the undersigned at 607-760-7870 or paul@digihostblockchain.com or Alyse A. Sagalchik of the Corporation’s U.S. counsel Katten Muchin Rosenman LLP at 312-902-5426 or alyse.sagalchik@katten.com.

Sincerely,

/s/ Paul Ciullo
Paul Ciullo
Chief Financial Officer